Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TRVL Partners GP LLC:

We consent to the use of (i) our report dated November 4, 2014, with respect to the balance sheet of Terryville Mineral & Royalty Partners LP as of October 31, 2014 and (ii) our report dated November 4, 2014, with respect to the carve-out balance sheets of Terryville Mineral & Royalty Partners LP Predecessor as of December 31, 2013 and 2012, and the related carve-out statements of operations, equity, and cash flows for each of the years then ended, included herein and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Dallas, TX

December 29, 2014